Exhibit 4.3.1

Atlantic Canada Opportunities Agency	Agence de promotion èconomique du Canada atlantique

Project No.: 200804	Nova Scotia Office P.O. Box 2284 Station “C” Halifax, N.S. B3J 3C8	Bureau de la Nouvelle-Ècosse Gassier postal 2284 Succ. “C” Halifax (N.-È.) B3J 3C8

AUG 13 2012

Lamda Guard Canada Inc.

Suite 1700, Tower 1

1959 Upper Water Street

Halifax, Nova Scotia

B3J 3N2

Attention: Mr. Paul McLaughlin

Dear Mr. McLaughlin:

Re: ACOA Business Development Program (BDP)

THIS LETTER CANCELS AND REPLACES THE LETTER OF OFFER PREVIOUSLY SENT DATED JULY 30, 2012.

In response to your application received April 10, 2012, the Atlantic Canada Opportunities Agency (“the Agency”), hereby offers to make a repayable contribution to Lamda Guard Canada Inc. (“the Applicant”) upon the following Terms and Conditions:

1.00 Contribution

1.01 Subject to all other provisions of this Agreement, the Agency will make a repayable contribution (“the Contribution”) to the Applicant to assist in the execution by the Applicant of the Project as described and defined in Annex 1 (Statement of Work) calculated as the lesser of (a) and (b) as follows:

(a)
75% of eligible costs, estimated to be $333,000; or
(b)
$249,750.

2.00 Disbursements

2.01 Advance Payment

At the discretion of the Agency, an advance payment may be made to the Applicant.

To request an advance payment, the Applicant must submit a completed copy of the Advance Payment Request Form (provided by the Agency), including a monthly cash flow forecast of requirements for the

Eligible Costs to be incurred during the advance period. Such documentation must demonstrate that an advance payment is essential to the successful completion of the project. Each advance payment must be accounted for, to the satisfaction of the Agency, within forty-five (45) days of the end of the advance period for which that advance was made.

Should the Agency determine that an advance payment will be made, such payment will be made in accordance with the Treasury Board Policy on Transfer Payments.

Progress Payments

At the request of the Applicant, the Agency may make progress payments to the Applicant based on claims for eligible costs which have been incurred. Each claim shall be completed in accordance with instructions to be provided by the Agency to the Applicant.

Joint Payments

At the discretion of the Agency or at the request of the Applicant, the Agency may make payments jointly to the Applicant and the supplier for eligible costs which have been incurred.

Final Payment

Notwithstanding the foregoing, 10% of the Contribution will normally be reserved for a final payment to be based on a claim submitted by the Applicant at the time of Project Completion and normally after all eligible costs have been incurred and paid.

2.02 It is a requirement of this agreement that the Applicant shall keep the original invoices and proof of payment for all claimed costs readily avai1able for examination by the Agency during any payment verification or audit and until thirty-six (36) months following the end of the Control Period.

3.00 Repayment Terms

3.01 The Applicant shall repay the Contribution to the Agency in accordance with the repayment schedule attached to this offer.

These amounts are calculated to repay the outstanding balance of the Contribution; however, the last installment will be adjusted to include all sums owing.

3.02 The first repayment installment is due and payable on July 1, 2013.

Subsequent repayment installments are due and payable at intervals of one (1) month thereafter until the Contribution shall be fully repaid.

3.03 Prior to any disbursement of this Contribution by the Agency, the Applicant shall arrange pre-authorized payments for scheduled repayments for the period until full repayment of the Contribution is completed. Please complete the attached Pre-Authorized Repayment/Direct Deposit Authorization form and return it, together with a voided cheque, with your acceptance to this offer.

3.04 The Applicant shall pay, where the account is overdue and in addition to any amount payable, interest on that amount. The interest, calculated daily and compounded monthly, shall accrue from the due date until payment is received. The rate of interest shall be equal to 3% higher than the average Bank of Canada discount rate for the previous month.

3.05 A $15 administration fee will be charged on every payment for which insufficient funds were available in the account identified for payment.

3.06 The Applicant may, at any time, make prepayments on account of repayment installments and each such prepayment will be applied first to interest owing and secondly to repayment installments in reverse order of maturity.

4.00 Conditions

4.01 The Agency shall not contribute to any cost incurred by the Applicant prior to April 10, 2012.

4.02 As a condition of the Agency’s assistance,

(a) the Applicant shall carry out the Project at HALIFAX, Nova Scotia;

(b) the Applicant shall ensure the Project commences on or before August 31, 2012; and

(c) the Applicant shall ensure the Project is completed as described in the Statement of Work on or before March 31, 2013.

4.03 The Applicant shall comply with environmental protection measures in relation to the Project that satisfy the requirements of all regulatory bodies of appropriate jurisdiction.

4.04 The Applicant shall inform the Agency promptly in writing of any assistance, other than the federal Scientific Research and Experimental Development Tax Credit, from other federal, provincial or municipal sources which had been received or is to be received for the Project, and the Agency shall have the right to adjust the amount of the assistance to take into account the amount of any such further assistance received.

4.05 The Applicant shall attain equity, satisfactory to the Agency, in the total amount of $83,250 on or before the date of first disbursement by the Agency to the Applicant. Unless otherwise authorized by the Agency in writing, this level of equity shall be maintained until the end of the Control Period.

In addition, the Applicant shall not withdraw funds from the operation in the form of management fees, bonuses/dividends, etc which would be considered as excessive by the Agency. (Excessive: level of payment above normal levels that could impair the viability of the Applicant).

4.06 Prior to the first disbursement by the Agency, the Applicant shall provide confirmation of the balance of project financing, satisfactory to the Agency. Amounts to be confirmed are:

- $83,250 in the form of an equity injection;

- $250,000 in the form of an operating line of credit.

4.07 With respect to communication requirements, the Applicant agrees to comply with Clauses 3, 4, and 5 of Annex 3 (General Conditions) regarding any public announcements of the Project.

5.00 Reporting

5.01 From the date of Project Commencement until the Project Completion Date the Applicant shall submit semi-annual status reports on the progress and results of the Project in a form satisfactory to the Agency.

5.02 The Applicant shall submit to the Agency, within 120 days of the end of each fiscal year which commences before the end of the Control Period, as defined in the attached General Conditions, a copy of its independently prepared financial statements.

6.00 Notice

6.01 Any notice or correspondence to the Agency, including the attached duplicate copy of this Agreement signed by the Applicant, shall be addressed to:

Atlantic Canada Opportunities Agency

P.O. Box 2284, Station Central

Halifax, Nova Scotia

B3J 3C8

Attention: Lauren MacDonald

or to such address as is designated by the Agency in writing.

7.00 Entire Contract

7.01 This offer, if accepted, including all Annexes, will constitute the entire agreement between the parties with respect to its subject matter. No amendments shall be made to the resulting contract unless confirmed in writing.

This offer is open for acceptance for sixty (60) days from the date that appears on its face. The date of acceptance shall be the date the duplicate copy of this offer, unconditionally accepted and duly executed by the Applicant is received by the Agency.

If further information is required, please contact Lauren MacDonald, the officer assigned to your project, at (800) 565-1228, (902) 426-2508 or via e-mail at lauren.macdonald@acoa-apeca.gc.ca.

Yours truly,

Chuck Maillet
Director General
Regional Operations

Attachments:

•
Pre-authorized Repayment/Direct Deposit Form
•
Annex 1 - The Project - Statement of Work
•
Annex 2 - Project Fact Sheet for News Release
•
Annex 3 - General Conditions
•
Repayment Schedule
•
Claims Package

The foregoing offer is hereby accepted this day of 20 .

(Project No.: 200804)

Lamda Guard Canada Inc.

Per:
(Signature)

(Title)
(Corporate Seal)

ANNEX 1

Project No: 200804

Statement Of Work

Project Description

This project will assist the Applicant with using state-of-the-art patented technology to develop a transparent thin film based on nanotechnology that is able to block selected frequencies of light. Eligible costs include research salaries and wages, equipment and materials.

Project Location

Halifax, Nova Scotia

Project Costs		Financing
Special Equipment	$112,000	ACOA BDP Repayable	$249,750
Salaries/Wages	126,000	Shareholders’ Injection	83,250
Consultants	55,000
Product Development	40,000
Total Project Costs	$333,000	Total Financing	$333,000

Eligible Costs
Special Equipment	$112,000
Salaries/Wages	126,000
Consultants	55,000
Product Development	40,000
Total Eligible Costs	$333,000

Expected Results from the Project

The federal government requires that results from projects receiving federal funding be identified. ACOA will thus follow-up on the following expected results identified for your project.

Expected Project Results

The Proponent shall develop one new product (goggles) with its state of the art transparent thin film technology.

Means of Verification

Project final report and product demonstration.

ANNEX 2

PROJECT FACT SHEET

FOR NEWS RELEASE

Program:	Project No.:
ACOA Business Development Program (BDP)	200804
Name and Address of Applicant:	Applicant Contact:
Lamda Guard Canada Inc.	Name: Paul McLaughlin
Suite 1700, Tower 1	Title:
19556 Upper Water Street	Telephone: (506) 451-8202
Halifax, Nova Scotia	Fax:
B3J 3N2
Project Location:	Project Type:
Halifax, Nova Scotia	Innovation
Project Description:

This project will assist the Applicant with using state-of-the-art patented technology to develop a transparent thin film based on nanotechnology that is able to block selected frequencies of light. Eligible costs include research salaries and wages, equipment and materials.

Total Project Costs: $333,000	Eligible Costs: $333,000

Authorized Assistance: $249,750	Total Government Funding: $249,750

Job Creation/Maintenance: This project will create 6 jobs

Estimated Sales Resulting from Project: N/A

Estimated Commencement Date: August 31, 2012

Estimated Completion Date: March 31, 2013

ANNEX 3

General Conditions (Revised August, 2006)

1.
The Agreement resulting from the acceptance of this offer (“this Agreement”) is made pursuant to the Business Development Program. This offer embodies and is subject to the Terms and Conditions of the Atlantic Canada Opportunities Agency’s Business Development Program as approved by Treasury Board. This Agreement is that which is referred to as the “Contribution Agreement” in the Terms and Conditions, and should there be a conflict between the conditions included in this Agreement and the Terms and Conditions as approved by Treasury Board, the latter shall prevail.
2.
In this Agreement, the following definitions shall apply:

“Control Period” For commercial projects, this refers to the period beginning on the date of first disbursement and ending on the date on which all amounts due by the Applicant to the Agency under this Agreement have been paid in full or until that obligation is otherwise discharged to the satisfaction of the Agency. For non-commercial projects, the Control Period ends two (2) years after the date of Project Completion.

“Project Commencement Date” means the date on which, in the opinion of the Agency, the first major commitment is made by the Applicant to implement the Project.

“Project Completion Date” means the date on which, in the opinion of the Agency, all the eligible costs have been incurred and the work completed to the satisfaction of the Agency.

3.
The Applicant shall obtain the approval of the Agency before preparing any announcements, brochures, advertisements or other materials that will display the Agency logo or otherwise make reference to the Agency.
4.
The Applicant consents to a public announcement of the Project, by or on behalf of the Agency. The Agency shall inform the Applicant of the date on which the announcement is to be made and the Applicant shall keep this offer confidential until such date. After official announcement of the Project by the Agency, or sixty (60) days after the Applicant’s acceptance of this offer, whichever is earlier, information appearing on the Project Fact Sheet, as attached hereto, will be considered to be in the public domain.
5.
The Applicant will advise the Agency at least thirty (30) days in advance of any special event, (official opening, ribbon cutting, sod-turning, etc), the Applicant wishes to organize in connection with the Project. A ceremony shall only be held on a date which is mutually acceptable to the Minister and the Applicant. Furthermore, the Applicant consents to having the Minister or designate participate in any such ceremony.
6.
The Applicant consents to the placement of a site sign, at the start of construction, which recognizes federal participation in the Project. The sign, to be provided by the Agency, shall be erected by the Applicant on or near the Project site, using a solid backing made of plywood, presswood or similar material. The sign must be in a highly visible location where it can be easily seen by passing traffic and not be overshadowed by other signs. It shall be removed by the Applicant after construction is completed and a wall plaque will be provided by the Agency to be placed by the Applicant in a visible location inside the facility.
7.
The Applicant shall not alter the scope of the Project without the prior written consent of the Agency.
8.
The Agency shall not contribute to any cost that is not a reasonable and proper direct cost of the Project, nor to any cost which is not substantiated by satisfactory supporting documentation.
9.
The Applicant shall obtain the prior written consent of the Agency to any material change in the ownership, management, financing, location, size of facilities, timing, job creation, federal, provincial or municipal assistance with respect to the Project.

10.
It is understood that the Agency may set-off any amount due and payable to the Applicant under this agreement against any amounts that the Applicant owes to Her Majesty in Right of Canada under legislation or other contribution agreements. The Applicant shall declare to the Agency details of any such amounts owed when making any claim for payment under this Agreement.
11.
Upon request by the Agency, the Applicant shall provide elaboration of any report required under this Agreement, promptly and at no cost to the Agency.
12.
The Applicant shall obtain insurance coverage on assets acquired for the Project, satisfactory to the Agency, and maintain this insurance until the end of the Control Period.
13.
The Applicant shall not, prior to the end of the Control Period, cease to use, sell or otherwise dispose of eligible assets without the written consent of the Agency except where the assets disposed of are immediately replaced by comparable assets of equal or greater value and used in the assisted facility. Any funds recovered by the Agency pursuant to the sale or disposal of assisted assets, will be applied first to interest owing and secondly to repayment installments in reverse order of maturity.
14.
For a period of thirty-six (36) months after the end of the Control Period, the Applicant shall permit any authorized representative of the Agency reasonable access to its premises to: (1) assess the progress and results of the Project, and (2) to audit the books, accounts, and records of the costs of the Project.
15.
(a) The following constitute Events of Default:
(i)
the Applicant becomes bankrupt or insolvent, goes into receivership, or takes the benefit of any statute from time to time in force relating to bankrupt or insolvent debtors;
(ii)
an order is made or resolution passed for the winding up of the Applicant, or the Applicant is dissolved;
(iii)
in the opinion of the Agency the Applicant ceases to carry on business;
(iv)
the Applicant has submitted false or misleading information to the Agency;
(v)
the Applicant makes a false or misleading statement concerning assistance by the Agency in a prospectus or other document related to raising funds;
(vi)
the Applicant has not met or satisfied a term or condition to which the Contribution is subject; or
(vii)
the Applicant has not met or satisfied a term or condition under any other contribution agreement, or agreement of any kind, with the Agency.
(b)
If an Event of Default has occurred, or in the opinion of the Agency is likely to occur, the Agency may exercise either or both of the following remedies:
(i)
terminate any obligation by the Agency to contribute or continue to contribute to the costs of the Project, including any obligation to pay an amount owing prior to the date of such termination; and/or
(ii)
require the Applicant to repay part of or all of the Contribution forthwith to the Agency, and that amount is a debt due to Her Majesty in right of Canada and may be recovered as such.
(c)
The Applicant acknowledges the policy objectives served by the Minister’s agreement to make the Contribution, that the Contribution comes from the public monies, and that the amount of damages sustained by the Crown in an Event of Default is difficult to ascertain and therefore that it is fair and reasonable that the Minister be entitled to exercise any or all of their remedies provided for in this Agreement and to do so in the manner provided for in this Agreement if an event of default occurs.

16.
The Applicant shall pay, in addition to any amount payable as a result of an Event of Default, interest on that amount. The interest, calculated daily and compounded monthly, shall accrue commencing upon the date which, in the opinion of the Agency, the Event of Default occurred. The rate of interest shall be equal to three percent (3%) higher than the average Bank of Canada discount rate for the previous month.
17.
The Applicant shall, no later than sixty (60) days following the Project Completion, submit to the Agency a satisfactory claim for all Eligible Project Costs pertaining to goods received, or services performed prior to the Project Completion Date and which have not already been claimed. Any costs not claimed in accordance with the foregoing shall be deleted from the Authorized Project Costs.
18.
The Applicant must repay to the Agency any amount of the Contribution which exceeds the amount to which the Applicant is entitled, within thirty (30) days of written notification by the Agency.
19.
When any payment is received from the Applicant on account of a repayable Contribution or an Event of Default, the Agency shall apply that payment first to reduce any accrued interest owing and then, if any part of the payment remains, to reduce the outstanding principal balance.
20.
Any notice required to be given with respect to this Agreement shall be in writing and shall be effectively given if delivered or if sent by ordinary or registered mail, telegram, fax or telex addressed to the party for whom the notice is intended. Any notice shall be deemed to have been received on delivery; any notice sent by telegram, fax or telex shall be deemed to have been received one working day after being sent; any notice mailed shall be deemed to have been received eight (8) calendar days after being mailed.
21.
This Agreement shall not be assigned by the Applicant without the prior written consent of the Agency.
22.
No member of the House of Commons of Canada or the Senate of Canada shall be admitted to any share or part of this Agreement or to any benefit to arise therefrom.
23.
No current or former public office holder or public servant who is not in compliance with the Federal Conflict of Interest and Post-employment Code for Public Office Holders or the Conflict of Interest and Post-employment Code for Public Servants shall derive a direct benefit from this Agreement.
24.
The Applicant represents and warrants that any person who lobbies on their behalf to obtain this Agreement, or any benefit thereunder, and who is required to be registered pursuant to the Lobbyist Registration Act is registered pursuant to that Act.
25.
This Agreement is binding on the Applicant and its successors and assigns.
26.
The Agency and the Applicant declare that nothing in this Agreement shall be construed as creating a partnership, joint venture or Agency relationship between the Agency and the Applicant. The Applicant is not in any way authorized to make a promise, agreement or contract and to incur any liability on behalf of Canada, nor shall the Applicant make a promise, agreement or contract and incur any liability on behalf of Canada, and shall be solely responsible for any and all payments and deductions required by the applicable laws. The Recipient shall indemnify and save harmless ACOA in respect of any claims arising from failure to comply with the foregoing.
27.
Any payment by the Agency under this Agreement is subject to there being an appropriation for the fiscal year in which the payment is to be made.
28.
The Applicant shall obtain all necessary licenses and permits in relation to the Project that satisfy the requirements of all regulating bodies of appropriate jurisdiction.

29.
The Applicant declares that no contingency fee for the solicitation, negotiation or obtaining of this agreement has been paid, agreed to be paid or will be paid directly or indirectly to any person other than to an employee of the Applicant acting within the scope of their employment.
30.
The Agency may, at any time, by thirty (30) days notice to the Applicant, cancel this agreement if, in the Agency’s opinion, the Statement of Work has not been executed in a satisfactory manner, or if the progress and objectives outlined in the contract have not been met.
31.
The Applicant shall indemnify and save harmless, Agency from and against all claims, losses, damages, costs and expenses relating to any injury to, or death of, a person or loss or damage to property caused or alleged to be caused by the Applicant or its servants or agents in carrying out the Applicant’s activities.
32.
The Applicant shall proceed in a good and workmanlike manner and using qualified personnel to carry out the Project described in the Statement of Work.
33.
All information obtained by the Agency from the Applicant pursuant to an application or during the course of this agreement will be kept confidential unless otherwise required by the law.

Client Name:	Lamda Guard Canada Inc.
Account Manager:	Lauren MacDonald	QA File ID:	200804

REPAYMENT SCHEDULE
Applicant:	Lamda Guard Canada Inc.	Start Date:	2013/07/01
Account Number:	200804	End Date:	2023/06/01
Number of Repayments:	120
Total Repayable:	$249,750.00

Payment#	Due Date	P/I/C	Amount Due	Amount Paid to Date	*Amount Outstanding
					$249,750.00
				$0.00	$249,750.00
1	2013/07/01	Principal	$2,081.25		$247,668.75
2	2013/08/01	Principal	$2,081.25		$245,587.50
3	2013/09/01	Principal	$2,081.25		$243,506.25
4	2013/10/01	Principal	$2,081.25		$241,425.00
5	2013/11/01	Principal	$2,081.25		$239,343.75
6	2013/12/01	Principal	$2,081.25		$237,262.50
7	2014/01/01	Principal	$2,081.25		$235,181.25
8	2014/02/01	Principal	$2,081.25		$233,100.00
9	2014/03/01	Principal	$2,081.25		$231,018.75
10	2014/04/01	Principal	$2,081.25		$228,937.50
11	2014/05/01	Principal	$2,081.25		$226,856.25
12	2014/06/01	Principal	$2,081.25		$224,775.00
13	2014/07/01	Principal	$2,081.25		$222,693.75
14	2014/08/01	Principal	$2,081.25		$220,612.50
15	2014/09/01	Principal	$2,081.25		$218,531.25
16	2014/10/01	Principal	$2,081.25		$216,450.00
17	2014/11/01	Principal	$2,081.25		$214,368.75
18	2014/12/01	Principal	$2,081.25		$212,287.50
19	2015/01/01	Principal	$2,081.25		$210,206.25
20	2015/02/01	Principal	$2,081.25		$208,125.00
21	2015/03/01	Principal	$2,081.25		$206,043.75
22	2015/04/01	Principal	$2,081.25		$203,962.50
23	2015/05/01	Principal	$2,081.25		$201,881.25
24	2015/06/01	Principal	$2,081.25		$199,800.00
25	2015/07/01	Principal	$2,081.25		$197,718.75
26	2015/08/01	Principal	$2,081.25		$195,637.50
27	2015/09/01	Principal	$2,081.25		$193,556.25
28	2015/10/01	Principal	$2,081.25		$191,475.00
29	2015/11/01	Principal	$2,081.25		$189,393.75
30	2015/12/01	Principal	$2,081.25		$187,312.50
31	2016/01/01	Principal	$2,081.25		$185,231.25
32	2016/02/01	Principal	$2,081.25		$183,150.00
33	2016/03/01	Principal	$2,081.25		$181,068.75
34	2016/04/01	Principal	$2,081.25		$178,987.50
35	2016/05/01	Principal	$2,081.25		$176,906.25
36	2016/06/01	Principal	$2,081.25		$174,825.00
37	2016/07/01	Principal	$2,081.25		$172,743.75
38	2016/08/01	Principal	$2,081.25		$170,662.50
39	2016/09/01	Principal	$2,081.25		$168,581.25
40	2016/10/01	Principal	$2,081.25		$166,500.00
41	2016/11/01	Principal	$2,081.25		$164,418.75
42	2016/12/01	Principal	$2,081.25		$162,337.50
43	2017/01/01	Principal	$2,081.25		$160,256.25
44	2017/02/01	Principal	$2,081.25		$158,175.00

45	2017/03/01	Principal	$2,081.25	$156,093.75
46	2017/04/01	Principal	$2,081.25	$154,012.50
47	2017/05/01	Principal	$2,081.25	$151,931.25
48	2017/06/01	Principal	$2,081.25	$149,850.00
49	2017/07/01	Principal	$2,081.25	$147,768.75
50	2017/08/01	Principal	$2,081.25	$145,687.50
51	2017/09/01	Principal	$2,081.25	$143,606.25
52	2017/10/01	Principal	$2,081.25	$141,525.00
53	2017/11/01	Principal	$2,081.25	$139,443.75
54	2017/12/01	Principal	$2,081.25	$137,362.50
55	2018/01/01	Principal	$2,081.25	$135,281.25
56	2018/02/01	Principal	$2,081.25	$133,200.00
57	2018/03/01	Principal	$2,081.25	$131,118.75
58	2018/04/01	Principal	$2,081.25	$129,037.50
59	2018/05/01	Principal	$2,081.25	$126,956.25
60	2018/06/01	Principal	$2,081.25	$124,875.00
61	2018/07/01	Principal	$2,081.25	$122,793.75
62	2018/08/01	Principal	$2,081.25	$120,712.50
63	2018/09/01	Principal	$2,081.25	$118,631.25
64	2018/10/01	Principal	$2,081.25	$116,550.00
65	2018/11/01	Principal	$2,081.25	$114,468.75
66	2018/12/01	Principal	$2,081.25	$112,387.50
67	2019/01/01	Principal	$2,081.25	$110,306.25
68	2019/02/01	Principal	$2,081.25	$108,225.00
69	2019/03/01	Principal	$2,081.25	$106,143.75
70	2019/04/01	Principal	$2,081.25	$104,062.50
71	2019/05/01	Principal	$2,081.25	$101,981.25
72	2019/06/01	Principal	$2,081.25	$99,900.00
73	2019/07/01	Principal	$2,081.25	$97,818.75
74	2019/08/01	Principal	$2,081.25	$95,737.50
75	2019/09/01	Principal	$2,081.25	$93,656.25
76	2019/10/01	Principal	$2,081.25	$91,575.00
77	2019/11/01	Principal	$2,081.25	$89,493.75
78	2019/12/01	Principal	$2,081.25	$87,412.50
79	2020/01/01	Principal	$2,081.25	$85,331.25
80	2020/02/01	Principal	$2,081.25	$83,250.00
81	2020/03/01	Principal	$2,081.25	$81,168.75
82	2020/04/01	Principal	$2,081.25	$79,087.50
83	2020/05/01	Principal	$2,081.25	$77,006.25
84	2020/06/01	Principal	$2,081.25	$74,925.00
85	2020/07/01	Principal	$2,081.25	$72,843.75
86	2020/08/01	Principal	$2,081.25	$70,762.50
87	2020/09/01	Principal	$2,081.25	$68,681.25
88	2020/10/01	Principal	$2,081.25	$66,600.00
89	2020/11/01	Principal	$2,081.25	$64,518.75
90	2020/12/01	Principal	$2,081.25	$62,437.50
91	2021/01/01	Principal	$2,081.25	$60,356.25
92	2021/02/01	Principal	$2,081.25	$58,275.00
93	2021/03/01	Principal	$2,081.25	$56,193.75
94	2021/04/01	Principal	$2,081.25	$54,112.50
95	2021/05/01	Principal	$2,081.25	$52,031.25
96	2021/06/01	Principal	$2,081.25	$49,950.00
97	2021/07/01	Principal	$2,081.25	$47,868.75
98	2021/08/01	Principal	$2,081.25	$45,787.50
99	2021/09/01	Principal	$2,081.25	$43,706.25
100	2021/10/01	Principal	$2,081.25	$41,625.00

101	2021/11/01	Principal	$2,081.25	$39,543.75
102	2021/12/01	Principal	$2,081.25	$37,462.50
103	2022/01/01	Principal	$2,081.25	$35,381.25
104	2022/02/01	Principal	$2,081.25	$33,300.00
105	2022/03/01	Principal	$2,081.25	$31,218.75
106	2022/04/01	Principal	$2,081.25	$29,137.50
107	2022/05/01	Principal	$2,081.25	$27,056.25
108	2022/06/01	Principal	$2,081.25	$24,975.00
109	2022/07/01	Principal	$2,081.25	$22,893.75
110	2022/08/01	Principal	$2,081.25	$20,812.50
111	2022/09/01	Principal	$2,081.25	$18,731.25
112	2022/10/01	Principal	$2,081.25	$16,650.00
113	2022/11/01	Principal	$2,081.25	$14,568.75
114	2022/12/01	Principal	$2,081.25	$12,487.50
115	2023/01/01	Principal	$2,081.25	$10,406.25
116	2023/02/01	Principal	$2,081.25	$8,325.00
117	2023/03/01	Principal	$2,081.25	$6,243.75
118	2023/04/01	Principal	$2,081.25	$4,162.50
119	2023/05/01	Principal	$2,081.25	$2,081.25
120	2023/06/01	Principal	$2,081.25	$0.00